Exhibit 99.2



                                                                   306(a) Notice


                                  [Elan Logo]



                                   MEMORANDUM



TO:               Kelly Martin, Shane Cooke, Garo Armen, William F. Daniel

DATE:             August 15, 2003

SUBJECT:          Notice of Imposition of Blackout Period

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     Attention:  We are  required  by Section 306 of the  Sarbanes-Oxley  Act to provide you with this notice. As a practical matter, however, the Blackout Period (as defined below) imposed herein will have no greater effect upon you than the trading blackout to which you are already subject under existing Company policies and practices (the "Policy"), except that you will now be unable to make contributions during the Blackout Period to the Elan Stock Fund under the Savings Plan (as defined below).

     As you may know, Elan Corporation, plc (the "Company") is currently experiencing a delay in the filing of its Annual Report on Form 20-F covering fiscal year 2002 (the "Form 20-F") with the Securities and Exchange Commission. As a result of this delay, participants in the Elan 401(k) Savings Plan (the "Savings Plan") will not be permitted to purchase any ordinary shares of the Company, as represented by American Depositary Shares ("ADSs"), under the Savings Plan during a period (the "Blackout Period") commencing on August 16, 2003 (for transactions after the close of the trading day on August 15) and ending five business days after Form 20-F is filed.

     U.S. federal law requires that, during the Blackout Period, all executive officers and directors of the Company be prohibited from trading in all Company equity securities ("Service Securities") acquired by them in connection with their service and/or employment with the Company in such capacities. As a result, during the Blackout Period, you will not be able to, directly or indirectly, acquire, dispose of or transfer any Service Securities, subject to certain limited exceptions. To determine whether an exception applies to a transaction by you in Service Securities, you must contact William F. Daniel (the "Designated Company Officer") at Lincoln House, Lincoln Place, Dublin, at + 353-1-709-4621.

     Please note that only your Service Securities will be affected by this Blackout Period. You will remain able to acquire, dispose of or transfer any Company equity securities that do not qualify as Service Securities to the extent that you are not prohibited from doing so under the Policy. Prior to effecting any acquisition, disposition or transfer of Company equity securities during the Blackout Period, you should confirm with the Designated Company Officer that such transaction is permissible.

     U.S. federal law generally requires that you be provided notice of a blackout period at least 15 days prior to the commencement of the Blackout Period. This 15-day advance notice provision does not apply, however, in this instance, because U.S. federal securities laws prohibit executive officers and directors of the Company from acquiring, disposing or transferring their Service Securities while participants in the Savings Plan are subject to the Blackout Period.

     If you have any questions concerning this notice, you should contact the Designated Company Officer.



                                    ELAN CORPORATION, PLC



                                    By:      /s/ William F. Daniel
                                             -----------------------------
                                             Name:    William F. Daniel
                                             Date:    August 15, 2003